Exhibit 1

RANDGOLD RESOURCES' NEW MINE SHIPS FIRST COMMERCIAL GOLD

Bamako, Mali, 9 November 2005 (LSE:RRS)(Nasdaq:GOLD) – London and Nasdaq listed gold miner Randgold Resources' new mine at Loulo yesterday shipped its first commercial consignment of bullion, a week ahead of schedule and four days before its official opening by Malian president Amadou Toumani Touré on 12 November.

The consignment of 8 710 fine ounces of gold, valued at some US$4 million, signals the successful completion of the mine's build-up to commercial production, a process which started when it poured its first gold on 28 September. The mine plans to ship bullion on a weekly basis from now on.

Chief executive Dr Mark Bristow said the first shipment was originally scheduled for mid-November but with gold stock accumulating at the mine it was decided to bring this forward. "It's another major milestone for Loulo," he said. "When you start earning revenue, you know you have a real business."

While the open-pit operation at Loulo, which has been designed to produce more than 200 000 ounces of gold per year, is brought to full capacity, work also continues on the development of a complementary underground mine which will significantly increase the life and value of the Loulo project.

Loulo is the second world-class gold mine discovered and developed by Randgold Resources in Mali within five years. The first, Morila, has produced almost 3.5 million ounces of gold since it was commissioned in October 2000.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive – Dr Mark Bristow
+44 (0)779 775 2288
+223 675 0122

Financial Director – Roger Williams
+44 (0)791 709 8939
+223 675 0109

Investor & Media Relations - Kathy du Plessis +27 11 728 4701
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release.